

August 7, 2014

Via E-mail
Jonathan R. Evans
JWEST, LLC
501 Congressional Boulevard
Carmel, IN 46033

> **Re:** **Rand Logistics, Inc.**
> **Preliminary Proxy Statement filed by JWEST, LLC.**
> **Filed July 25, 2014**
> **File No. 001-33345**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1. It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

2. Identify all of the participants in the proxy solicitation. See Instruction 3(a) of Schedule 14A.

3. Provide additional background information about JWEST and describe its interests in the solicitation. See Item 5(b) of Schedule 14A.

Background to the Solicitation, page 3

4. Briefly describe the views expressed by representatives of JWEST at the 2013 Annual Meeting.

5. Here or in Reasons for the Solicitation section fo the proxy statement, explain why you advocated the changes suggested in JWEST's June 16, 2014 letter. To the extent that they are not already accomplished by the election of your nominees, note whether you will continue to advocate those changes if you and Mr. O'Connor are elected as directors.

6. Briefly summarize the discussions at the July 21, 2014 meeting between JWEST and representatives of the Company.

Reasons for the Solicitation, page 4

7. Please explain the basis for your belief that there is a valuation discrepancy between the intrinsic value of the business and the current enterprise value of the company. Additionally, please briefly describe any specific ideas, plans, or proposals of the nominees for enhancing stockholder value to address this perceived discrepancy or otherwise, or clarify that the nominees do not presently have specific ideas, plans, or proposals.

8. Please provide the basis for your belief that the company pays higher-than-market rates to affiliates of the company's management.

Proposal No. 1, Election of Directors, page 5

The Nominees, page 5

9. Please provide us with support for your statements that DOZ is "a nationally-recognized leader in the real estate arena" and that Sean O'Connor "is nationally known for his expertise in accounting and tax matters related to the development and management of multifamily housing communities."

10. Refer to your disclosure in the last paragraph on page 6 with respect to the circumstances where proxies may be voted for substitute nominees. Please confirm to us that in the event the participants identify or nominate a substitute nominee prior to the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee; (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Proposals 2 and 3, page 7

    11. Briefly explain the reasons for your recommendations with respect to Proposals 2 and 3.

Solicitation of Proxies, page 9

    12. You disclose that solicitations may be made in person, by telephone, by e-mail, through the internet, by mail, and by facsimile. Please confirm your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

    13. In this regard, please tell us whether you plan to solicit proxies via internet chat rooms and, if so, tell us which websites you plan to utilize. Please also tell us your plans, if any, to comply with Rules 14a-6 and 14a-9 for any online communications.

    14. Please disclose the expenditures to date in furtherance of and in connection with the solicitation of stockholders.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3263 with any questions you may have.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions